

August 18, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. John A. Way
Chief Financial Officer
Proto Labs, Inc.
5540 Pioneer Creek Drive
Maple Plain, Minnesota 55359

> **Re: Proto Labs, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed on July 28, 2016**
> **File No. 001-35435**

Dear Mr. Way:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2015

Critical Accounting Policies, page 42
Stock-Based Compensation, page 43

1. We note that since you operated as a private company with a limited market for your stock from your inception to the completion of your initial public offering on February 29, 2012, you have estimated the volatility of stock price using outside valuation services and an estimate of the volatility of your common stock based on volatility of a peer group of comparable publicly traded companies for which historical information is available. We have the following comments in this regard:

   - ASC paragraph 718-10-55-37c indicates that for a public entity, factors to consider in estimating expected volatility include the length of time its shares have been publicly traded. As noted in Question 6 of SAB Topic 14.D.1, the staff believes that at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected or contractual term, as applicable, from the volatility calculated from this past information. Please tell us, and expand your disclosures to clarify why you do not use, in part, your historical data after your initial public offering to provide an estimate expected volatility; and

- You disclose you have estimated the volatility of stock price using outside valuation services. Please tell us the nature of the outside valuation services and whether the providers of these services are considered experts under Section 11(a) of the Securities Act and Section 436(b) of Regulation C, as it is unclear from the disclosure provided. If so, please name the experts and include their consents, as the Form 10-K is incorporated by reference in the open Form S-3.

2. Please more fully explain the terms of your 2012 Employee Stock Purchase Plan (ESSP) and relate those terms to the types of plans discussed in FASB ASC 718-50-55-2 through 55-5. For example, discuss whether your plan results in a fixed or variable number of shares and whether there are multiple purchase periods. Please also expand your disclosures herein or in Note 12 – Stock Compensation to more specifically explain the measurement approach for your ESSP.

Form 8-K filed on July 28, 2016

3. We note that your reconciliation of your GAAP to your non-GAAP net income per share includes an adjustment for provision for income taxes without a clear explanation for how the amount is calculated which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

4. We note that you present reconciliations of GAAP to Non-GAAP condensed consolidated statements of operations. These presentations are inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or in his absence, Craig Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction